Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

VIA EDGAR

March 8, 2017
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Request for Withdrawal of Registration Statement on Form S-3
File Nos. 333-209966; 333-209966-01 to 333-209966-15

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Century Aluminum Company (the “Company”), on behalf of itself and each of the subsidiaries of the Company listed on Annex A hereto (the “Subsidiary Guarantors”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (File Nos. 333-209966; 333-209966-01 to 333-209966-15) (together with all exhibits thereto, the “Shelf Registration Statement”) effective as soon as practicable.
The Shelf Registration Statement was originally filed by the Company and the Subsidiary Guarantors on March 7, 2016 and was declared effective by the Commission on May 5, 2016. No securities under the Shelf Registration Statement have been sold.
The Company is seeking withdrawal of the Shelf Registration Statement because it currently considers the benefits of maintaining the Shelf Registration Statement to be outweighed by the associated burdens. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Shelf Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Shelf Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Shelf Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call Morgan Walbridge, Associate General Counsel, at (312) 696-3101 (email: morgan.walbridge@centuryaluminum.com) or John Blatchford of Vedder Price P.C. at (312) 609-7557 (email: jblatchford@vedderprice.com).
Very truly yours,
/s/ Jesse E. Gary
Jesse E. Gary(1)
Century Aluminum Company
Century Aluminum Holdings, Inc.
Century Aluminum Sebree LLC
Century Aluminum of Kentucky General
Partnership
Century Aluminum of Kentucky LLC
Century Aluminum of South Carolina, Inc.
Century Anodes US, Inc.
Century California LLC
Century Kentucky, Inc.
Century Louisiana, Inc.
Century Marketer LLC
Hancock Aluminum LLC
Metalsco, LLC
Mt. Holly Commerce Park, LLC
NSA General Partnership
Skyliner, LLC
_________________________
(1)Jesse E. Gary has signed this letter as Executive Vice President, General Counsel and Secretary of Century Aluminum Company and for each of the Subsidiary Guarantors as President or, with respect to each of Century Aluminum of Kentucky General Partnership and NSA General Partnership, as President of its Managing General Partner.

Annex A

Subsidiary	File No.

Century Aluminum Holdings, Inc.	333-209966-14

Century Aluminum Sebree LLC	333-209966-13

Century Aluminum of Kentucky General Partnership	333-209966-12

Century Aluminum of Kentucky LLC	333-209966-11

Century Aluminum of South Carolina, Inc.	333-209966-10

Century Anodes US, Inc.	333-209966-09

Century California LLC	333-209966-08

Century Kentucky, Inc.	333-209966-07

Century Louisiana, Inc.	333-209966-06

Century Marketer LLC	333-209966-05

Hancock Aluminum LLC	333-209966-04

Metalsco, LLC	333-209966-03

Mt. Holly Commerce Park, LLC	333-209966-15

NSA General Partnership	333-209966-02

Skyliner, LLC	333-209966-01